Contact

www.linkedin.com/in/pete-mcentegart (LinkedIn)

Top Skills

Editorial
Storytelling
Journalism

Pete McEntegart

CEO (Chief Entertainment Officer) at Smack Talks LLC
Raleigh-Durham-Chapel Hill Area

Summary

I've worn many hats, but my current chapeau* is as Managing Editor of GrepBeat, a media company covering the Raleigh-Durham tech community, especially tech startups. Sign up for our wildly entertaining Tuesday-Thursday email newsletter at grepbeat.com. Hope to see you around the Triangle!

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* "chapeau" is French for "pretentious"

Experience

Smack Talks LLC

CEO (Chief Entertainment Officer)
July 2024 - Present (3 months)
Raleigh-Durham-Chapel Hill Area

Standup comedian performing as Pete Smack. Would you like to own a piece of my standup career? You can invest at https://wefunder.com/petesmack. No, that's not a joke

GrepBeat

Managing Editor
July 2018 - June 2024 (6 years)
Raleigh-Durham, North Carolina Area

GrepBeat is a media company covering the tech community in Raleigh-Durham, especially tech startups. The purpose is to tell the stories of this area’s small (for now) but mighty startups and their entrepreneurs in an engaging and colorful way. Think TechCrunch for the Triangle, with a splash of BuzzFeed for seasoning.

We serve our audience primarily through our wildly entertaining twice-a-week (Tuesday and Thursday) email newsletter, our news site at grepbeat.com, and

other programming including a weekly livestream show (The Friday Nooner), podcasts, and events including the annual Grep-a-palooza conference.

I was the primary writer of the flagship newsletter with ~4,500 subscribers and open rates north of 50%. I assigned and edited the content on grepbeat.com, and hosted The Friday Nooner and our live events. I was also the face (literally) of "Pete" merch, which are now collector's items.

CharacTour
Co-Founder and COO
July 2013 - March 2018 (4 years 9 months)
Greater Chicago Area

Think of CharacTour as OKCupid meets IMDb. Except instead of matching you to a date, we use a patented algorithm to match you to great characters and the fans who love them based on your unique personality and interests. Launched in August 2015 (with coverage in Variety and Huffington Post) and re-launched with a social community in February 2017, CharacTour attracted 990K+ unique users and 285K+ registered users from Feb. 14, 2017-Feb. 28, 2018, and 1.9M unique users overall.

Responsibilities/achievements include:
– Helped raise $1.1M+ in outside funding
– Supervised team that peaked at 30+ including one fulltime employee, nine fulltime summer interns (over three summers), and 25+ freelance writers. Along with my partner, managed multiple programmers and designers.
– TCB (taking care of business)

TV/Film
Comedy Writer
June 2009 - May 2014 (5 years)
Greater Los Angeles Area

Screenwriter for Film and TV. Projects including:
– Co-creator of sitcom pilot "Daddy Issues" for CBS Television Studios
– Co-writer of screenplay "Our Fare Lady" for Broken Road Productions
– Head writer of pilot "Micheal Kosta Overloaded" for Comedy Central (2011)
– Writer/producer for comedy show "infoMania" on Current TV (Oct. 2010-July 2011)
– "Took" many, many meetings

Sports Illustrated/SI.com

Senior Writer
January 2000 - December 2008 (9 years)
New York, NY

Wrote the "10 Spot Blog" for SI.com, a daily sports-comedy column that debuted in June, 2004. The 10 Spot received as many as 18 million page views annually and averaged approximately 600,000 unique users a month at its peak. Forbes' "Best of the Web" named the 10 Spot the "Best Feature" on SI.com.

New York State Supreme Court
Celebrity Juror
September 2003 - April 2004 (8 months)
Greater New York City Area

Served as Juror No. 11 on the six-month-plus trial of former Tyco CEO Dennis Kozlowski and CFO Mark Swartz. It ended in a briefly infamous mistrial. It was *NOT* a hung jury no matter what you might have heard or read, and I will fight anyone who says different. The defendants were convicted of multiple counts in a second trial in 2005 (aka "Tyco II").

In addition to writing a story about the case for Time, I appeared on 12+ TV shows – including seven on a single day – until the media quickly realized that our trial hadn't actually resolved anything and got (understandably) tired of us.

The Daily Advertiser
Staff Sports Writer
May 1997 - December 1999 (2 years 8 months)
Lafayette, Louisiana Area

Won more than 10 state and regional writing awards including Best Sports Columnist and Prep Writer of the Year

Journal Messenger
Staff Sports Writer
August 1996 - May 1997 (10 months)
Manassas, VA

Awarded 1st place in both sports column writing and sports feature writing from Virginia Press Association for 1996

Goldman Sachs
Financial Analyst
August 1991 - July 1994 (3 years)
New York, NY, and London, England

Investment banker in the Oil & Gas Group

Education

Columbia University - Graduate School of Journalism
Master of Science (MS), Journalism

Williams College
Bachelor of Arts (BA), History

Regis High School